

May 09, 2011

Mr. Robert C. McPherson, III
Senior Vice President and Chief Financial Officer
Metals USA Holdings Corp.
2400 E. Commercial Blvd., Suite 905
Fort Lauderdale, Florida 33308

      Re: **Metals USA Holdings Corp.**
              Form 10-K for the Year Ended December 31, 2010
              Filed March 16, 2011
              File No. 001-34685

              Flag Intermediate Holdings Corp.
              Form 10-K for the Year Ended December 31, 2010
              Filed March 16, 2011
              File No. 333-132918

              Metals USA, Inc.
              Form 10-K for the Year Ended December 31, 2010
              Filed March 16, 2011
              File No. 001-13123

Dear Mr. McPherson:

     We have reviewed your filings and have the following comments. Please apply all comments below to all filings referenced above, unless otherwise noted. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Metals USA Holdings Corporation

Form 10-K for the Year Ended December 31, 2010

Item 7 – Critical Accounting Policies and Estimates, page 49

1. Reference is made to Note 3 (page 64) where write-downs in inventories have occurred in two of the last three fiscal years, including a highly material write-down of $53.4 million recognized in fiscal 2009.   In light of these write-downs and inventory being your largest asset that represents approximately 40% of total assets, we believe your disclosure in this section for inventories should be more robust.

   In this regard, the disclosure should focus and identify the material estimates, assumptions and uncertainties involved in applying an accounting principle. You should address why your accounting estimates or assumptions bear the risk of change by analyzing such factors as how you arrived at the estimates and assumptions, how accurate they have been in the past and whether they are reasonably likely to change in the future. In addition, you should analyze the specific sensitivity to change for your critical estimates and assumptions with qualitative as well as quantitative information.   Please refer to the guidance in Section V (Critical Accounting Estimates) in FR-72 (Release No. 33-8350).   Please revise accordingly.

Note 5 – Intangible Assets, page 65

2. We note from your disclosure here that the fair value of identifiable intangible assets was determined based on valuation appraisals. Please tell us in your response who performed these appraisals and the level of reliance placed on such appraisals. As the financial statements are the responsibility of management, please clarify your disclosure if management considered the valuations provided in these appraisals in determining the final amounts they believe are appropriate in the financial statements.   We may have further comment on your response.

Note 17 – Earnings Per Share, page 85

3. Please revise your disclosure to explicitly state the number potentially dilutive securities excluded from your calculation due to antidilution. If none, so state. Refer to the guidance in FASB ASC 260-10-50-1(c). Please note this comment applies only to File No. 001-34685, Metals USA Holdings Corp.

Item 9A - Controls and Procedures, page 87

4. Reference is made to the disclosure in Metals USA Holdings Form 10-K that the annual report does not include management's assessment regarding internal control over financial reporting due to the transition period established by rules of the Securities and Exchange Commission for newly public companies. Furthermore, we note that the Form

10-K for Flag Intermediate Holdings (and Metals USA, Inc) does not contain any disclosure on management's assessment of internal controls.

Although you are a new public company, it is solely with respect to your common stock sold through its IPO in April 2010. Each of the three companies previously filed Exchange Act reports (i.e. Forms 10-K) for a number of years through the previously issued public registration of debt. In addition, your filing of prior period Exchange Act reports has been continuous (with no break in reporting) prior to the effectiveness of your common stock IPO and contained management's assessment of internal controls. In this regard, we believe the transition period afforded a new public company, as provided in Instruction 1 to Item 308 of Regulation S-K, pertains to a new registrant that did not previously file an Exchange Act Report. It provides a temporary phase-in period for registrants that did not previously perform a management's assessment of internal controls. As such, a management's assessment of internal controls is not temporarily suspended (under a transition period) for a registrant that solely registers additional public securities and previously filed Exchange Act reports.

Therefore, please revise each of your Form 10-K's through an amendment to include all the information required by Item 308(a) on management's assessment of internal controls. As provided above, this management assessment should be provided for both Metals USA Holdings and Flag Intermediate Holdings, as previously done in your prior Form 10-K filings.

5. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Form 8-K – Dated March 11, 2011

6. Reference is made to the above Form 8-K where you solely disclose information under Item 2.01 with the March 11, 2011 acquisition of Richardson Trident Company ("Trident") for approximately $92 million. It appears your investment in Trident was at a 13% significance level based on the significance test in Rule 1-02(w) of Regulation S-X. Presumably, financial statements (audited for Trident and pro forma) under Item 9 are not being filed as you may have determined the significance level for this acquisition to be below the 20% level for all three tests.

We note from acquisition information published on March 11, 2011 by Stephanie Shyu of FNN Online (or Financial News Network) at www.fnno.com that the company stated (i) Trident has a high EBITDA margin; (ii) it was acquired at an attractive valuation; and (iii) you anticipate that Trident's contribution will be immediately accretive to your results. We also note the significant amount of revenue ($148 million) that Trident generated in the twelve months ended December 31, 2010 as reported in various news articles. In view of this information, we are unclear as to the income test significance level for this acquisition as well as the specific amount of income before taxes that Trident generated for its most recently completed fiscal.

        Although the company reported $17.8 million of income before taxes in fiscal 2010, the income level significance for this acquisition based on the use of the five year income averaging method, as provided in note 2 for Rule 1-02(w) of Regulation S-X, enables you to determine significance for this acquisition against the $45.3 million (five-year average) of income before taxes.   If the specific amount of Trident's income before taxes for its most recently completed fiscal year exceeds $9.06 million (i.e. 20% significance level), audited and pro forma financial statements is required for this acquisition.

        Please provide us with a complete and clear computation of the income test that details the Trident acquisition was not significant to require any financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Amy Geddes at 202-551-3304 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3312 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief